                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)


                    Shelter Properties I Limited Partnership
                    ----------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            Limited Partnership Units
                           ---------------------------
                           (Title of Class Securities)

                                      None
                       ----------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                 Amount of filing fee
--------------------------------------------------------------------------------
$3,933,685                             $786.74
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 4,711 units of limited partnership interest of the subject partnership for $835 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $                 Filing Party:
                         ---------------                -----------------------

Form or Registration No.:                 Date Filed:
                         ---------------              -------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  3,280 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  3,280 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,280 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 22.65%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  3,280 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  3,280 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,280 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 22.65%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  10,289 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  10,289 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,289 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 68.91%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  7,009 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  7,009 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,009 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately 46.26%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  7,009 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  7,009 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,009 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Approximately 46.26%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  COOPER RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  1,145 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  1,145 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,145 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Approximately 7.56%

14.      TYPE OF REPORTING PERSON

                  OO

            TENDER OFFER STATEMENT/ AMENDMENT NO. 18 TO SCHEDULE 13D

     This Statement (the "Statement") constitutes (a) the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Shelter Properties I Limited Partnership (the "Partnership"); and (b) Amendment No. 18 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 1995, by Insignia Financial Group, Inc. ("Insignia") and SP I Acquisition, L.L.C. ("SP I"), as amended by (i) Amendment No. 1, filed with the Commission on June 14, 1995, by Insignia and SP I, (ii) Amendment No. 2, filed with the Commission on June 21, 1995 by Insignia and SP I, (iii) Amendment No. 3, filed with the Commission on July 12, 1995 by Insignia and SP I, (iv) Amendment No. 4, filed with the Commission On November 22, 1995 by Insignia and SP I, (v) Amendment No. 5, filed with the Commission on April 24, 1997 by Insignia, Insignia Properties, L.P. ("IPLP"), SP I, Insignia Properties Trust ("IPT") and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on June 20, 1997 by Insignia, IPLP, IPT and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on July 21, 1998 by Cooper River Properties, L.L.C. ("Cooper River"), Insignia, IPLP, IPT and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on August 18, 1998 by Cooper River, Insignia, IPLP, IPT and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on August 24, 1998 by Cooper River, Insignia, IPLP, IPT and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on September 24, 1998 by Cooper River, Insignia, IPLP, IPT and Andrew L. Farkas, (xi) Amendment No. 11, filed with the Commission on October 26, 1998 by Cooper River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xii) Amendment No. 12, filed with the Commission on June 10, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, filed with the Commission on July 8, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiv) Amendment No. 14, filed with the Commission on July 30, 1999 by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xv) Amendment No. 15, filed with the Commission on November 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvi) Amendment No. 16, dated December 16, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xvii) Amendment No. 17, dated January 10, 2000, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                                   ----------

     The information in the "Offer to Purchase" of AIMCO Properties, L.P., dated August 7, 2000 (the "Offer"), Exhibit (a)(1) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 3. Identity and Background of Filing Person.

     (a) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 18 to the Schedule 13D, by AIMCO Properties, L.P., a Delaware limited partnership, Cooper River Properties, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investments and Management Company, a Maryland corporation (collectively, the "Reporting Persons"). The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices and telephone number of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222; (303) 757-8101.

     During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Except as described in the Offer, none of the events set forth in Item 1005(b) of Regulation S-K has occurred.

Item 6. Purposes of the Transaction and Plans or Proposals.

     Except as set forth in the Offer, none of the events set forth in Item 1006
(c) of Regulations S-K is planned, proposed or being negotiated.

Item 7. Source and Amount of Funds or Other Consideration.

     Except as set forth in the Offer, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

Item 8. Interest in Securities of the Subject Company.

     Cooper River directly owns 1,145 Units, IPLP directly owns 5,864 Units, and AIMCO OP directly owns 3,280 Units (for an aggregate of 10,289 Units), representing approximately 7.56%, 38.70% and 22.65%, respectively, or a total of approximately 68.91% of the outstanding Units based on the 15,000 Units outstanding at July 1, 2000.

     IPLP, AIMCO/IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of their relationship with Cooper River. AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. Cooper River is a wholly-owned subsidiary of IPLP, and AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly- owned subsidiary of AIMCO.

     AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly-owned subsidiary of AIMCO.

     Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 1,145 Units directly owned by it; (ii) IPLP is reporting that it shares the power to vote or direct the vote, and the power to dispose and direct the disposition of, the 5,864 Units owned by it and the 1,145 Units directly owned by Cooper River;
(iii) AIMCO/IPT is reporting that it shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 1,145 Units directly owned by Cooper River and the 5,864 Units directly owned by IPLP; (iv) AIMCO OP is reporting that it shares the power to vote or direct the power to vote, and the power to dispose or direct the disposition of, the 3,280 Units directly owned by it; (v) AIMCO-GP is reporting that it shares the power to vote, or the power to dispose or direct the disposition of, the 3,280 Units owned by AIMCO OP; and (vi) AIMCO is reporting that it shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 1,145 Units directly owned by Cooper River, the 5,864 Units directly owned by IPLP and the 3,280 Units directly owned by AIMCO OP.

Item 10. Financial Statements.

     The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12. Exhibits.

     (a)(1)    Offer to Purchase, dated August 7, 2000

     (a)(2)    Letter of Transmittal and related Instructions.

     (a)(3) Letter, dated August 7, 2000, from AIMCO OP to the limited partners of the Partnership.

     (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

     (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

     (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)

     (d)       Not applicable.

     (g)       Not applicable.

     (h)       Not applicable.

     (z)(1) Agreement of Joint Filing, dated November 15, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and Cooper River. (Previously filed.)

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 7, 2000

                                       AIMCO PROPERTIES, L.P.

                                       By: AIMCO-GP, INC.
                                             (General Partner)

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                       COOPER RIVER PROPERTIES, L.L.C.

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                       AIMCO/IPT, INC.

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                       INSIGNIA PROPERTIES, L.P.

                                       By: AIMCO/IPT, INC.
                                           (General Partner)

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                       AIMCO-GP, INC.

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                       APARTMENT INVESTMENT
                                       AND MANAGEMENT COMPANY

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                  EXHIBIT INDEX


   EXHIBIT NO.                     DESCRIPTION
   -----------                     -----------

     (a)(1)    Offer to Purchase, dated August 7, 2000

     (a)(2)    Letter of Transmittal and related Instructions.

     (a)(3) Letter, dated August 7, 2000, from AIMCO OP to the limited partners of the Partnership

     (b)(1)    Credit Agreement (Secured Revolving Credit Facility), dated as of
               August 16, 1999, among AIMCO Properties, L.P., Bank of America,
               Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

     (b)(2)    Amended and Restated Credit Agreement, dated as of March 15,
               2000, among AIMCO Properties, L.P., Bank of America, Bank Boston,
               N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO
               Properties, L.P.'s Annual Report on Form 10-K for the year ended
               December 31, 1999, is incorporated herein by this reference.)

     (b)(3)    First Amendment to $345,000,000 Amended and Restated Credit
               Agreement, dated as of April 14, 2000, among AIMCO Properties,
               L.P., Bank of America, as Administrative Agent, and U.S. Bank
               National Association, as Lender. (Exhibit 10.4 to AIMCO's
               Quarterly Report on Form 10-Q for the quarter ended March 31,
               2000, is incorporated herein by this reference.)

     (d)       Not applicable.

     (g)       Not applicable.

     (h)       Not applicable.

     (z)(1)    Agreement of Joint Filing, dated November 15, 1999, among AIMCO,
               AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and Cooper River.
               (Previously filed.)